Filed Pursuant to Rule 253(g)(2)

File No. 024-11274

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC

SUPPLEMENT NO. 1 DATED MAY 24, 2023

TO THE OFFERING CIRCULAR DATED JANUARY 24, 2023

This document supplements, and should be read in conjunction with the offering circular of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated January 24, 2023 and filed by us with the Securities and Exchange Commission (the “Commission”) on the same date (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose revisions to the Offering Circular under Offering Circular Summary and elsewhere, to reflect a change to the Indenture and Form of Bond, in addition to certain other clarifying revisions made pursuant to the First Supplemental Indenture, dated May 24, 2023, by and between us and the Trustee, or the First Supplemental Indenture: Pursuant to Section 2.02(a) of the Indenture, upon an automatic renewal of a Bond, the interest rate applicable to such renewed Bond shall increase to 6.75% per annum for the initial renewal term and any renewal term thereafter. All other terms of the Bonds shall remain the same.

The First Supplemental Indenture has been added as Exhibit 3(d) to the Exhibit Index and the Form of Bond has been replaced in its entirety with the revised Form of Bond reflecting the changes described herein.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(1)(a)	Managing Broker-Dealer Agreement by and between Crescent Securities Group, Inc. and Red Oak Capital Intermediate Income Fund, LLC*

(1)(b)	First Amendment to Managing Broker-Dealer Agreement by and between Crescent Securities Group, Inc. and Red Oak Capital Intermediate Income Fund, LLC*

(2)(a)	Certificate of Formation of Red Oak Capital Intermediate Income Fund, LLC*

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Intermediate Income Fund, LLC*

(3)(a)	Form of Indenture between Red Oak Capital Intermediate Income Fund, LLC and UMB Bank, N.A.*

(3)(b)	Form of Bond

(3)(c)	Form of Pledge and Security Agreement*

3(d)	Form of First Supplemental Indenture

(4)	Subscription Agreement*

(6)	Loan Participation Agreement, dated as of January 31, 2022, by and between Red Oak Capital Fund II, LLC and Red Oak Capital Intermediate Income Fund, LLC*

(11)(a)	Consent of UHY LLP for Independent Auditor’s Report for Financial Statements as of December 31, 2021*

(11)(b)	Consent of Kaplan, Voekler, Cunningham & Frank, PLC**

(12)	Opinion of Kaplan, Voekler, Cunningham & Frank, PLC regarding legality of the Bonds*

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* Previously filed

** Included with the legal opinion filed pursuant to item (12)